DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR September 24, 2002

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable





















				FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                   OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      September 24, 2002

3.    Press Release
      -------------

      September 24, 2002

4.    Summary of Material Change
      --------------------------

      DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today it has it has successfully completed a series of BioOil combustion tests at Canfor's facilities in Prince George, British Columbia. The tests, conducted with minor modifications to existing systems in an industrial lumber dry kiln, demonstrated that this environmentally friendly fuel can be direct fired and replace natural gas without any adverse effects on lumber quality.

      Ken Higginbotham, Canfor's Group Vice President for Forestry and Environment said: "DynaMotive has proven that it's fast pyrolysis technology can convert sawmill brown and whitewood residues into clean burning fuels and that it can be used in a sawmill application. The technology has the potential to provide Canfor with positive environmental benefits utilizing wood residue currently disposed of in beehive burners. In addition, it will allow us to displace fossil fuels and further reduce our greenhouse gas emissions."


5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------







      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 24th day of September, 2002


                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                              (signed)    "Richard Lin"
                                           Richard C.H. Lin
                                           Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.











DYNAMOTIVE ENERGY SYSTEMS CORPORATION      News Release - September 24, 2002

    DYNAMOTIVE'S BIOOIL SUCCESSFULLY REPLACES NATURAL GAS IN INDUSTRIAL
                               LUMBER DRY KILN.
     COMBUSTION TESTS CARRIED OUT AT CANFOR FACILITY IN BRITISH COLUMBIA

Vancouver, B.C., Canada - DynaMotive Energy Systems Corporation (OTCBB:
DYMTF) announced that it has successfully completed a series of BioOil combustion tests at Canfor's facilities in Prince George, British Columbia. The tests, conducted with minor modifications to existing systems in an industrial lumber dry kiln, demonstrated that this environmentally friendly fuel can be direct fired and replace natural gas without any adverse effects on lumber quality.

Ken Higginbotham, Canfor's Group Vice President for Forestry and Environment said: "DynaMotive has proven that it's fast pyrolysis technology can convert sawmill brown and whitewood residues into clean burning fuels and that it can be used in a sawmill application. The technology has the potential to provide Canfor with positive environmental benefits utilizing wood residue currently disposed of in beehive burners. In addition, it will allow us to displace fossil fuels and further reduce our greenhouse gas emissions."

Peter Neild, P. Eng., senior consultant to the forest industry, who supervised the dry kiln testing program said, "DynaMotive's BioOil, burned using a commercial oil burner, dried lumber as well as the conventional natural gas burner."

Commenting on the matter, Andrew Kingston, DynaMotive's President and CEO, said: "We are very pleased with the results achieved. We have worked in close co-operation with Canfor and are well on our way to validate the base commercial case for BioOil for industrial heat and power applications. This milestone opens an opportunity for a potential market of more than 5 million GJ per annum, equivalent to CDN$30 million for applications in sawmill operations in Western Canada. The conversion of forest industry wood residues into a liquid fuel with stable combustion properties, provides the industry with the possibility of converting a waste into a resource, and to reduce and control its energy costs in a highly volatile energy market."

The BioOil used in the trial was produced from pine, spruce, and fir white wood and bark typical of the surplus biomass available from Canfor sawmills. While setting up the burner for the trial, BioOil, of different qualities and ages, was tested for combustion efficiency and emissions. In all cases, smooth operation and low emissions resulted. Consistent combustion results were maintained throughout the lumber kiln trial with BioOil up to 14 months old, demonstrating the reliability, stability and consistent quality of DynaMotive's products.

Canfor is an integrated forest company based in Vancouver, Canada. With sales of approximately $2 billion in 2001, Canfor is the largest producer of softwood lumber and market pulp in Canada and one of the largest in North America. Canfor employs over 5,700 people in 13 sawmills, 2 pulp mills, one specialty paper mill and other operations in BC, Alberta and Washington State.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of its technology and know how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly fuel. Examples include forestry residues such as wood and bark and agricultural residues such as sugar cane bagasse. The Company has successfully converted each of these residues into BioOil and char making them a renewable and environmentally friendly oil and char reserve that is available worldwide.

For more information on Canfor, please visit www.canfor.com

For more information on DynaMotive, please call:
Corporate Communications    Tel: (604) 267-6009
                            Toll Free (in North America): 1-877-863-2268
                            Fax: (604) 267-6005
                            Email: investor@DynaMotive.com
                            Website: www.DynaMotive.com

In Europe, contact:
Antony Robson   Managing Director   Tel:(44)(0) 20-7518-9380
                                    Fax:(44)(0) 20-7518-9381

For US enquiries, contact:
James Acheson   Chief Operating Officer   DynaMotive Corporation
                                    Tel: (323) 460-4900
                                    Fax: (323) 465-2617
                                    Email: jacheson@DynaMotive.com

Forward Looking Statement
Certain statements contained in this news release, which are not based on historical facts, are forward looking statements as the term is defined in the Private Securities Litigation Reform Act of 1995, and are subject to uncertainties and risks in part detailed in the company's filings with the Securities and Exchange Commission, that may cause actual results to materially differ from projections. Although DynaMotive believes its expectations are reasonable assumptions within the bounds of its knowledge of its businesses and operations; there can be no assurance that actual results will not differ materially from their expectations. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include the company's ability to continue as a going concern; the fact that the company has not achieved positive cash flows; volatility of the company's stock and price; the ability to raise funds for working capital; access to borrowed or equity capital on favorable terms and financing. In light of these risks and uncertainty, there can be no assurance that the forward-looking information contained in this report will, in fact, occur.